Exhibit 99.1

iHuman Inc. Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, China, December 2, 2020 — iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading childhood edutainment company in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•                      Total revenues were RMB156.9 million (US$23.1 million), an increase of 141.3% year-over-year from RMB65.0 million in the third quarter of 2019.

•                      Revenues from learning services were RMB120.7 million (US$17.8 million), an increase of 309.0% year-over-year from RMB29.5 million in the third quarter of 2019.

•                      Gross profit was RMB107.6 million (US$15.8 million), an increase of 158.9% year-over-year from RMB41.5 million in the third quarter of 2019.

•                      Operating income was RMB13.5 million (US$2.0 million), an increase of 464.2% year-over-year from RMB2.4 million in the third quarter of 2019.

•                      Net income was RMB10.6 million (US$1.6 million), an increase of 303.1% year-over-year from RMB2.6 million in the third quarter of 2019.

•                      Average total MAUs1 was 11.1 million, an increase of 187.4% year-over-year from 3.9 million in the third quarter of 2019.

•                      Number of paying users2 for the quarter was 1.4 million, an increase of 164.1% year-over-year from 0.5 million in the third quarter of 2019.

Dr. Michael Yufeng Chi, Founder and Chairman of iHuman, commented, “Our continued commitment to childhood education, and educational content and technological development, combined with our extensive experience in both education and entertainment, have allowed us to create truly unique and highly effective edutainment services and products that powered another quarter of strong growth. We are pleased to report that total revenues more than doubled year-over-year to RMB156.9 million, and net income reached RMB10.6 million. Going forward, as China’s online childhood edutainment market continues to be driven by product quality and learning results, our products’ self-directed nature and high quality should not only help to solidify our leading position, but will also help us expand our reach to meet the unfulfilled educational needs of parents in various regions and learning scenarios. We will remain focused on developing best-in-class educational content, continue to innovate and launch new products, and enhance our existing products to deliver truly unique, interactive and immersive learning experiences that are both fun and educational for children.”

1  “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s learning apps, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different learning apps is not eliminated from the total MAUs calculation.

2  “Paying users” refers to users who paid subscription fees for the premium content on any of the Company’s learning apps during a quarter; a user who makes payments across different learning apps using the same registered account is counted as one paying user, and a user who makes payments for the same learning app multiple times in the same period is counted as one paying user.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “In the third quarter of 2020, we capitalized on our integrated online and offline product portfolio while children and their parents have been increasingly embracing online edutainment for their learning needs. MAUs for our learning services, or online business, were 11.1 million, representing a 187.4% year-over-year growth and our paying users reached 1.4 million for the quarter, an increase of 164.1% year-over-year. We also saw a strong rebound from our learning materials and devices business this quarter, which was driven by recovered demand from kindergartens and after-school learning centers as they re-opened after COVID-19 closures. As an R&D-driven education company, our deep understanding of children’s psychology, solid pedagogy, and superior educational content have allowed us to build a solid and healthy user base. By maximizing the synergies of our integrated resource platform and big data analysis, we have been able to constantly refine our products and elevate user stickiness by enhancing the overall learning experience and improving the study results of children. We are confident in the sustainability of our growth as we continue to expand our product portfolio, extend our demographic and geographical coverage, enhance user engagement, and enrich the content and curriculum of our existing products.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are happy to announce that the positive momentum we saw in the first half of 2020 continued into the third quarter. Our robust revenue growth was driven by our phenomenal business expansion, and, at the same time, we were able to increase both our operating efficiency and profitability and generate strong cash liquidity. We continue to benefit from organic user growth and our unique business model that allows us to be very flexible in terms of user acquisition. Although we strategically stepped up our marketing efforts which was an effective supplement, the majority of user growth still came from word-of-mouth referrals. Compared to the same quarter last year, our revenues from learning services quadrupled and reached RMB120.7 million. Along with the rapid growth of our online business, our gross margin significantly improved from the 50% range in 2018, to above 60% in 2019, and we were able to hit 68.5% in the third quarter of 2020. Meanwhile, our deferred revenue and customer advances as of September 30, 2020 more than tripled compared with that as of December 31, 2019, and continued to provide strong visibility for our future performance.”

Third Quarter 2020 Unaudited Financial Results

Total revenues were RMB156.9 million (US$23.1 million), an increase of 141.3% from RMB65.0 million in the third quarter of 2019. The rise was primarily due to an increase in revenues from learning services as the Company’s superior services and products continued to drive significant organic user base growth.

Revenues from learning services were RMB120.7 million (US$17.8 million), an increase of 309.0% from RMB29.5 million in the third quarter of 2019, primarily driven by significant user expansion and enhanced user engagement.

Revenues from learning materials and devices were RMB36.2 million (US$5.3 million), an increase of 1.9% from RMB35.5 million in the third quarter of 2019.

Cost of revenues was RMB49.3 million (US$7.3 million), an increase of 110.1% from RMB23.5 million in the third quarter of 2019, primarily due to increases in channel costs. The growth in the Company’s cost of revenues was in line with the Company’s revenue expansion.

Gross profit was RMB107.6 million (US$15.8 million), an increase of 158.9% from RMB41.5 million in the third quarter of 2019, which was in line with the Company’s revenue expansion.

Gross margin was 68.5%, compared with 63.9% in the third quarter of 2019. The increase was mainly attributable to the strong growth of the Company’s learning services business, which accounts for a higher percentage of the Company’s total revenues.

Total operating expenses was RMB94.0 million (US$13.8 million), an increase of 140.2% from RMB39.1 million in the third quarter of 2019, primarily due to an increase in research and development expenses and sales marketing expenses. No share-based compensation expenses were recognized during this quarter or the third quarter of 2019.

Research and development expenses were RMB55.9 million (US$8.2 million), an increase of 112.0% from RMB26.4 million in the third quarter of 2019, primarily due to a rise in staff cost as the Company continued to enhance and develop its products and services.

Sales and marketing expenses were RMB22.7 million (US$3.3 million), an increase of 198.2% from RMB7.6 million in the third quarter of 2019, primarily due to an increase in advertisement and promotion expenses as the Company strategically strengthened its marketing efforts to supplement organic user growth. The growth in sales and marketing expenses was in line with the revenue expansion of the Company’s learning services business.

General and administrative expenses were RMB15.4 million (US$2.3 million), an increase of 198.0% from RMB5.2 million in the third quarter of 2019, primarily due to an increase in professional fees.

Operating income was RMB13.5 million (US$2.0 million), an increase of 464.2% year-over-year from RMB2.4 million in the third quarter of 2019.

Income tax expenses were RMB6.7 million (US$1.0 million), compared with RMB0.8 million in the third quarter of 2019.

Net income was RMB10.6 million (US$1.6 million), an increase of 303.1% year-over-year from RMB2.6 million in the third quarter of 2019.

Net income attributable to iHuman Inc.’s ordinary shareholders was RMB6.6 million (US$1.0 million), an increase of 151.6% year-over-year from RMB2.6 million in the third quarter of 2019.

Basic and diluted net income per ADS were RMB0.15 (US$0.02) and RMB0.15 (US$0.02), respectively, compared with RMB0.07 and RMB0.07, respectively in the third quarter of 2019. Each ADS represents five Class A ordinary shares of the Company.

Cash and cash equivalents were RMB215.8 million (US$31.8 million) as of September 30, 2020, compared with RMB104.9 million as of December 31, 2019.

Business Outlook

For the fourth quarter of 2020, the Company expects total revenues to be between RMB165 million to RMB173 million, representing an increase of 167% to 180% year-over-year. This takes into consideration the expected growth from the strong and continued expansion of the Company’s business, as well as the fact that the fourth quarter is usually a slower season for the Company. These estimates represent management’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, December 2, 2020 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results for the third quarter ended September 30, 2020. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
US:	1-888-317-6003
Hong Kong:	800-963976
Mainland China:	4001-206115
Singapore:	800-120-5863
England:	08082389063
Passcode:	5728482

A telephone replay will be available two hours after the conclusion of the conference call through December 9, 2020. The dial-in details are:

International:	1-412-317-0088
US:	1-877-344-7529
Passcode:	10149624

Additionally, a live and archived webcast of this conference call will be available at https://ir.ihuman.com/.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2020, which was RMB6.7896 to US$1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations and the business outlook in this announcement contain forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, China’s edutainment market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading childhood edutainment company in China that is committed to transforming learning into a fun journey for every child. Benefiting from a legacy that combines a strong educational foundation and decades of experience in childhood education with cutting edge technology and an outstanding reputation for original entertainment content, iHuman provides children with unique, interactive, and entertaining learning experiences. The Company’s comprehensive suite of innovative and high-quality products and services caters to the educational needs of kids at school and at home, both online and offline, and covers diverse subjects, including Chinese learning, English, mathematics and critical thinking, literacy and reading, Chinese culture, STEM and other subjects. iHuman’s line-up of highly effective edutainment products and services include interactive and self-directed learning apps, as well as learning materials and smart learning devices. With solid pedagogy, deep understanding of children’s education and psychology, as well as advanced technology capabilities in gamification, AI/AR technologies, and big data analysis, iHuman believes it will continue to provide learning experiences that are both educational and fun for children in China and all over the world through its integrated suite of childhood edutainment products and services.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Ms. Jung Chang

Phone: +86 10 5780-6606

E-mail: jungchang@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	September 30,	September 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	104,883	215,804	31,784
Accounts receivable, net	20,118	66,938	9,859
Amounts due from related parties	867	750	110
Inventories, net	20,665	14,963	2,204
Prepayments and other current assets	16,529	64,767	9,539
Total current assets	163,062	363,222	53,496
Non-current assets
Property and equipment, net	2,487	5,135	756
Intangible assets, net	103	8,435	1,242
Operating lease right-to-use assets	—	15,245	2,245
Other non-current assets	2,663	2,663	392
Total non-current assets	5,253	31,478	4,635
Total assets	168,315	394,700	58,131

LIABILITIES
Current liabilities
Accounts payable	10,302	14,097	2,076
Amounts due to related parties	69,431	444	65
Deferred revenue and customer advances	71,831	228,828	33,703
Accrued expenses and other current liabilities	31,200	99,538	14,657
Current operating lease liabilities	—	6,347	935
Total current liabilities	182,764	349,254	51,436
Non-current liabilities
Non-current operating lease liabilities	—	5,300	781
Total non-current liabilities	—	5,300	781
Total liabilities	182,764	354,554	52,217
MEZZANINE EQUITY
Contingently redeemable ordinary shares (par value of US$0.0001 per share, 11,318,619 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	120,821	171,233	25,220
SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.0001 per share, 500,000,000 shares authorized, 215,053,763 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	149	149	22
Additional paid-in capital	213,079	202,634	29,845
Accumulated other comprehensive loss	—	(1,646)	(242)
Accumulated deficit	(348,498)	(332,224)	(48,931)
Total shareholders’ deficit	(135,270)	(131,087)	(19,306)
Total liabilities, mezzanine equity and shareholders’ deficit	168,315	394,700	58,131

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of  shares, ADSs, per share and per ADS data)

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2020
	RMB	RMB	RMB	US$
Revenues
Learning services	29,503	94,799	120,682	17,775
Learning materials and devices	35,533	12,685	36,220	5,335
Total Revenues	65,036	107,484	156,902	23,110
Cost of revenues
Learning services	(7,244)	(23,847)	(30,921)	(4,554)
Learning materials and devices	(16,245)	(9,994)	(18,426)	(2,714)
Gross profit	41,547	73,643	107,555	15,842
Operating expenses
Research and development expenses	(26,351)	(40,717)	(55,865)	(8,228)
Sales and marketing expenses	(7,622)	(12,685)	(22,729)	(3,348)
General and administrative expenses	(5,174)	(11,862)	(15,420)	(2,271)
Total operating expenses	(39,147)	(65,264)	(94,014)	(13,847)
Operating income	2,400	8,379	13,541	1,995
Other income, net	1,014	794	3,829	564
Income before income taxes	3,414	9,173	17,370	2,559
Income tax expense	(776)	(1,957)	(6,737)	(992)
Net income	2,638	7,216	10,633	1,567
Accretion to redemption value of contingently redeemable ordinary shares	—	(3,459)	(3,996)	(589)
Net income attributable to ordinary shareholders	2,638	3,757	6,637	978

Income per ADS:
- Basic and diluted	0.07	0.09	0.15	0.02
ADS used in income per ADS computation:
- Basic and diluted	38,111,267	43,010,752	43,010,752	43,010,752
Pro forma earnings per ADS:
- Basic and diluted	0.07	0.16	0.23	0.03
ADS used in pro forma earnings per ADS computation:
- Basic and diluted	38,111,267	45,274,476	45,274,476	45,274,476